

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2021

J. Michael Daniel
Senior Vice President and Chief Financial Officer
Bassett Furniture Industries Inc.
3525 Fairystone Park Highway
Bassett, Virginia 24055

> **Re: Bassett Furniture Industries Inc.**
> **Form 10-K for the Fiscal Year Ended November 28, 2020**
> **File No. 000-00209**

Dear Mr. Daniel:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing